

September 11, 2014

Via E-mail
Stephen H. Belgrad
Chief Financial Officer
c/o Old Mutual (US) Holdings Inc.
200 Clarendon Street, 53rd Floor
Boston, Massachusetts 02116

> **Re:** **OM Asset Management Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 10, 2014**
> **File No. 333-197106**

Dear Mr. Belgrad:

We have the following additional comments on your registration statement. We are continuing to review your amendments filed on September 8, 2014 and September 10, 2014.

General

1.  Please provide a detailed legal analysis (including relevant unconsolidated financial information) explaining why you believe you are not an "investment company" as defined in the Investment Company Act of 1940. Please tell us what exclusion from the Investment Company Act of 1940 you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion might be deemed inapplicable to your operations, please explain those reasons to us. We may have further comments after reviewing your response.
    *   Please also identify and explain any interests in funds formed or managed by OM Asset Management Limited or any of its subsidiaries. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do any of these entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.
    *   Please explain why an investment in OM Asset Management Limited is not equivalent to an investment in a fund of funds.

2.      Please explain whether the offering by OM Asset Management Limited should be considered an indirect offering of the investment funds.  In this context, please address Securities Act Rule 140 as well as Section 48(a) of the Investment Company Act of 1940 as applied to the registration requirements for investment companies.

        You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any other questions.

                                                Sincerely,


                                                /s/ Suzanne Hayes
                                                Suzanne Hayes
                                                Assistant Director


cc:     Via E-mail
        Christina E. Melendi
        Bingham McCutchen LLP

        Jim Collins, Jr.
        Bingham McCutchen LLP